Exhibit 99.97

Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the special meeting of unitholders of Starpoint Energy Trust and exchangeable shareholders of StarPoint Energy Ltd. held on December 19, 2005, the following sets forth a brief description of each matter which was voted upon at such meeting and the outcome of the vote. Each trust unit of StarPoint Energy Trust was entitled to 1 vote at the meeting and each exchangeable share of StarPoint Energy Ltd. was entitled to 1.1105 votes at the meeting. The trust units and exchangeable shares voted as a single class with respect to each resolution considered at the meeting.

		Outcome of
	Description of Matter	Vote	Votes For	Votes Against
1.	Special resolution approving a plan of arrangement under section 193 of the Business Corporations Act (Alberta) involving StarPoint Energy Trust, StarPoint Energy Ltd., Acclaim Energy Trust, Acclaim Energy Inc., TriStar Oil & Gas Ltd. and certain other parties	Approved	42,205,374 (1)	688,007
			(98.40)%	(1.60)%

2.	Ordinary resolution approving a unit award incentive plan for Canetic Energy Trust	Approved	40,385,977	2,464,609
			(94.25)%	(5.75)%

3.	Ordinary resolution approving an employee unit ownership plan of Canetic Resources Ltd.	Approved	32,246,667	10,601,008
			(75.26)%	(24.74)%

4.	Ordinary resolution approving a stock option plan for TriStar Oil & Gas Ltd.	Approved	32,070,076	10,677,445
			(75.02)%	(24.98)%

5.	Ordinary resolution approving a private placement of common shares and performance shares of TriStar Finance Ltd.	Approved	26,546,766 (2)	13,960,300
			(65.54)%	(34.46)%

Notes:

(1)                                 This resolution required the approval of 66 2/3% of the votes cast. The resolution also acquired the approval of 50% of the votes cast, excluding the votes attaching to trust units and exchangeable shares beneficially owned, or over which control or direction is exercised, by directors and senior officers of StarPoint Energy Ltd. who may participate in the proposed private placement involving TriStar Finance Ltd. A total of 2,060,322 of the votes cast with respect to this resolution were attached to trust units and exchangeable shares beneficially owned, or over which control or direction is exercised, by directors and senior officers of StarPoint Energy Ltd. who may participate in the proposed private placement involving TriStar Finance Ltd. Excluding these votes, the resolution was approved 40,145,052 of the votes cast, representing 98.32% of the votes cast.

(2)                                 Votes attaching to trust units and exchangebale shares beneficially owned by participants in the proposed private placement involving TriStar Finance Ltd. were excluded from voting with respect to this resolution.